UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Boxed Inc (F/K/A SEVEN OAKS ACQUISITION CORP.)
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

103174108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 103174108
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Creek Arbitrage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
12		TYPE OF REPORTING PERSON (see instructions) IA

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CUSIP No. 103174108
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Allan Weine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,560 (including 780,560 shares of common stock issuable upon exercise of warrants)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
12		TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 103174108
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CC ARB West, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 654,699 (including 654,699 shares of common stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 654,699 (including 654,699 shares of common stock issuable upon exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,699 (including 654,699 shares of common stock issuable upon exercise of warrants)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.95%
12		TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 103174108
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CC Arbitrage, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 125,861 (including 125,861 shares of common stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 125,861 (including 125,861 shares of common stock issuable upon exercise of warrants)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,861 (including 125,861 shares of common stock issuable upon exercise of warrants)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18%
12		TYPE OF REPORTING PERSON (see instructions) OO

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Item 1(a).	Name of Issuer:

Boxed Inc (F/K/A SEVEN OAKS ACQUISITION CORP.) (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

451 Broadway New York, NY 10013

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by:

•         Castle Creek Arbitrage, LLC, a Delaware limited liability company, (“Castle Creek”)

•         Mr. Allan Weine, as the principal beneficial owner of Castle Creek Arbitrage, LLC

•         CC ARB West, LLC is a Delaware limited liability company

•         CC Arbitrage, Ltd. is a Cayman Island Company

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Castle Creek Arbitrage, LLC serves as a registered investment adviser whose clients are CC Arb West, LLC and CC Arbitrage, Ltd. Mr. Weine is the managing member of Castle Creek. By virtue of these relationships, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Issuer’s Ordinary Shares directly owned by CC ARB West, LLC and CC Arbitrage, Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is 190 South LaSalle Street, Suite 3050, Chicago, Illinois 60603.

Item 2(c).	Citizenship:

Castle Creek Arbitrage, LLC is a Delaware limited liability company. Mr Weine is a US citizen. CC ARB West, LLC is a Delaware limited liability company. CC Arbitrage, Ltd. is a Cayman Island Company

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number: 103174108

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

CC ARB West, LLC owns 0 shares of common stock and holds warrants to purchase 654,699 shares of common stock issuable upon exercise, collectively constituting ownership of 654,699 shares of common stock. CC Arbitrage, Ltd. owns 0 shares of common stock and holds warrants to purchase 125,861 shares of common stock issuable upon exercise, collectively constituting ownership of 125,861 shares of common stock. By virtue of their relationships with CC ARB West, LLC and CC Arbitrage, Ltd., discussed in further detail in Item 2, each of Castle Creek and Mr. Weine may be deemed to beneficially own the Shares owned by CC ARB West, LLC and CC Arbitrage, Ltd.

This Schedule 13G reports an aggregate of 780,560 Shares of common stock, consisting of 0 Shares of common stock directly held and 780,560 warrants to purchase 780,560 shares of common stock issuable upon exercise. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)

Percent of Class:

The following ownership percentages are based on 68,417,410 shares of Common Stock issued and outstanding as of December 08, 2021, as reported in the Issuer’s Form 8-K dated December 14, 2021.

The 0 shares of common stock and 654,699 warrants to purchase 654,699 shares of common stock issuable upon exercise owned by CC ARB West, LLC represent approximately .95% of the outstanding shares. The 0 shares of common stock and 125,861 warrants to purchase 125,861 shares of common stock issuable upon exercise owned by CC Arbitrage, Ltd. represent approximately .18% of outstanding shares. By virtue of its relationship with CC ARB West, LLC and CC Arbitrage, Ltd. discussed in further detail in Item 2, Castle Creek may be deemed to beneficially own 780,560 shares, representing approximately 1.13% of the outstanding shares and Mr. Weine may be deemed to beneficially own 780,560 shares representing approximately 1.13%% of the outstanding shares

This schedule 13G reports an aggregate of 780,560 Shares, representing approximately 1.13% of the outstanding Shares.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: []

(ii)

shared power to vote or to direct the vote:

CC ARB West, LLC, CC Arbitrage, Ltd., Castle Creek, and Mr. Weine share the power to vote or direct the vote of the 780,560 Shares owned by CC ARB West, LLC and CC Arbitrage, Ltd.

		(iii)	sole power to dispose or to direct the disposition of: []

(iv)

shared power to dispose or to direct the disposition of:

CC ARB West, LLC, CC Arbitrage, Ltd., Castle Creek, and Mr. Weine share the power to dispose or direct the disposition of the 780,560 Shares owned by CC ARB West, LLC and CC Arbitrage, Ltd.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	Castle Creek Arbitrage, LLC

	By:	Castle Creek Arbitrage, LLC
As Investment Manager

	By:	/s/ Mr. Allan Weine
Name: Mr. Allan Weine
Title: Managing Member of the Investment Manager

	By:	/s/ Chris Perz
Name: Chris Perz
Title: Chief Compliance Officer

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